UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-9792

Cavalier Homes, Inc.
(Exact name of registrant as specified in its charter)

32 Wilson Boulevard 100, Addison, Alabama 35540	(256) 747-9800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.10 Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1) *

*Effective as of September 1, 2009, T Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Southern Energy Homes, Inc. (“Southern Energy”), a Delaware corporation, merged with and into Cavalier Homes, Inc. (“Cavalier”), a Delaware corporation, with Cavalier as the surviving corporation in the merger.  At the effective time of the merger, each outstanding share of common stock, par value $0.10 per share, of Cavalier was converted into the right to receive $2.75 in cash, without interest thereon.

Pursuant to the requirements of the Securities Exchange Act of 1934 Cavalier Homes, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 1, 2009	By:	/S/ DAN E. BATCHELOR
Dan E. Batchelor, Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.